Exhibit 99.2

WESTERN WIND ENERGY CORP.
Suite 1326, 885 West Georgia Street
Vancouver, B.C. V6C 3E8
Telephone: (604) 685-9463 / Facsimile: (604) 685-9441

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the annual general meeting (the “Meeting”) of holders of common shares (“Common Shares”) of Western Wind Energy Corp. (“Western Wind” or the “Corporation”) will be held at the Four Seasons Hotel Vancouver, 791 West Georgia Street, Vancouver, V6C 2T4, on September 25, 2012, at 10:00 a.m. (Vancouver Time), for the following purposes:

1.	to receive the annual report of the board of directors (the “Board of Directors”) to the shareholders and the audited consolidated financial statements of the Corporation for the fiscal year ended December 31, 2011, together with the report of the auditors thereon (the “Financial Statements”);

2.	to elect members of the Board of Directors for the ensuing year;

3.	to appoint Deloitte & Touche LLP, Chartered Accountants, as auditors of the Corporation for the ensuring year, at a remuneration to be fixed by the Board of Directors;

4.	to consider any permitted amendment to or variation of any matter identified in this Notice; and

5.	to transact such other business as may be properly brought before the Meeting or any adjournment thereof.

The Financial Statements have been filed under the Corporation’s profile on SEDAR at www.sedar.com in accordance with the Corporation’s continuous disclosure obligations and will be presented to shareholders at the Meeting.

The accompanying Management Information Circular provides important information relating to the matters to be addressed at the Meeting and is incorporated in to this Notice. The Corporation does not anticipate that any other matters will be addressed; however, any permitted amendment to or variation of any matter identified in this Notice may properly be considered at the Meeting or any adjournment thereof.

Registered shareholders are entitled to vote at the Meeting either in person or by proxy. Regardless of whether you plan to attend the Meeting in person, please vote for Western Wind’s nominees in accordance with the instructions provided on the YELLOW proxy, by telephone or Internet, or by signing, dating and returning the enclosed YELLOW proxy in the postage paid envelope provided to Computershare Investor Services, 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1. Your YELLOW proxy must be received by Computershare in advance of the proxy voting deadline of September 21, 2012 at 10:00 am (Vancouver Time) to be valid. You may receive a proxy from the dissident group. Please disregard that proxy and vote only the enclosed YELLOW proxy.

If you have any questions and / or need assistance in voting your shares, please call Laurel Hill Advisory Group LLC at 1-877-452-7184 or via email at assistance@laurelhill.com

YOUR VOTE IS IMPORTANT – VOTE THE YELLOW PROXY TODAY

Failure to properly complete or deposit a proxy may result in its invalidation. Proxies received after the voting deadline or delivered to the chair at the Meeting may be accepted or rejected by the Chairman of the Meeting in his or her discretion, however, the Chairman is under no obligation to accept or reject any particular late proxy. The time limit for the deposit of proxies may be waived by the Chairman of the Meeting at his discretion, without notice.

All non-registered shareholders who plan to attend the Meeting must follow the instructions set out in the Voting Instruction Form or other instructions received from their financial intermediary to ensure that such shareholders’ Common Shares will be voted at the Meeting in accordance with their wishes. If you hold your Common Shares in a brokerage account, you are not a registered shareholder. Your broker must receive your instructions in advance of the voting deadline in order to have sufficient time to submit your vote by the deadline to Computershare. Please use only your YELLOW voting instruction form to vote and disregard any other colour proxy you may receive by the dissident group.

Only shareholders of record at the close of business on August 24, 2012 are entitled to notice of and to attend and vote at the Meeting or any adjournment thereof.

Failure to properly complete or deposit a proxy may result in its invalidation. Late proxies may be accepted or rejected by the Chairman of the Meeting in his or her discretion, however, the Chairman is under no obligation to accept or reject any particular late proxy. The time limit for the deposit of proxies may be waived by the Chairman of the Meeting at his discretion, without notice.

The enclosed YELLOW proxy is solicited by management of the Corporation and, if you wish you may nominate any person as your proxyholder, by inserting in the space provided the name of the person you wish to represent you as proxyholder at the Meeting. Please use only the yellow proxy or voting instruction form to vote. All other color proxies received from the dissidents should be disregarded.

DATED at the City of Vancouver, British Columbia, this 24th day of August, 2012.

BY ORDER OF THE BOARD

/s/ “Michael Boyd”
Chairman of the Board

If you have any questions and / or need assistance in voting your shares, please call Laurel Hill Advisory Group LLC at 1-877-452-7184 or via email at assistance@laurelhill.com

YOUR VOTE IS IMPORTANT – VOTE THE YELLOW PROXY TODAY